Exhibit 4.6

JAGGED PEAK ENERGY INC.

NOTICE OF GRANT OF RESTRICTED STOCK UNITS
(Non-Employee Director Award)

Pursuant to the terms and conditions of the Plan (as defined below), and the associated Restricted Stock Unit Agreement (Non-Employee Director Award) which has been made separately available to you (the “Agreement”), you are hereby granted an award to receive the number of Restricted Stock Units (“RSUs”) set forth below, whereby each RSU represents the right to receive one Share, plus rights to certain dividend equivalents described in Section 3 of the Agreement, under the terms and conditions set forth below, in the Agreement, and in the Plan.  Capitalized terms used but not defined herein shall have the meanings set forth in the Plan or the Agreement.  You may obtain a copy of the Plan and a copy of the prospectus related to the Shares by contacting [•] at [•].

Grantee:

Date of Grant:	[•] (“Date of Grant”)

Number of Restricted Stock Units:

Plan:	The Jagged Peak Energy Inc. 2017 Long-Term Incentive Compensation Plan (the “Plan”).

Vesting Schedule:

The RSUs granted pursuant to the Agreement will become vested and be nonforfeitable as of the following schedule: [•]; provided, that, you continue to serve as a member of the Board to such date. Shares will be issued with respect to the RSUs as set forth in Section 6 of the Agreement (which Shares when issued will be transferable and nonforfeitable). All of the RSUs awarded to you pursuant to this Notice of Grant of Restricted Stock Units shall become fully vested upon: [•].

The Shares you receive upon settlement will be taxable to you in an amount equal to the closing price of the Shares on the date of settlement (or, if such date is not a business day, the last day preceding such day).  By accepting the RSUs you acknowledge and agree that (a) you are not relying on any written or oral statement or representation by the Company, its affiliates, or any of their respective employees, directors, officers, attorneys or agents (collectively, the “Company Parties”) regarding the tax effects associated with this Notice of Grant of Restricted Stock Units and the Agreement and your receipt, holding and vesting of the RSUs, (b) in accepting the RSUs you are relying on your own judgment and the judgment of the professionals of your choice with whom you have consulted, and (c) a copy of the Agreement and the Plan has been made available to you.  By accepting the RSUs you hereby release, acquit and forever discharge the Company Parties from all actions, causes of actions, suits, debts, obligations, liabilities, claims, damages, losses, costs and expenses of any nature whatsoever, known or unknown, on account of, arising out of, or in any way related to the tax effects associated with this Notice of Grant of Restricted Stock Unit and the Agreement and your receipt, holding and the vesting of the RSUs.

Jagged Peak Energy, Inc.

Joseph N. Jaggers, Chief Executive Officer